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COMMISSION
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SEC Mail
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FEB 28 2008

Washington, DC
100

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N. Hahn & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York, N.Y. 10169
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas H. Kim (212)983-3350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walton, O'Sullivan, Roccamo, DiMaggio Co. PC
(Name – *if individual, state last, first, middle name*)

3606 East Tremont Av. Bronx, N.Y. 10465
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

E

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG
3/18

OATH OR AFFIRMATION

I, Nicholas H. Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N. Hahn & Co., Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2008

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N. HAHN AND CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

N. HAHN AND CO., INC.
TABLE OF CONTENTS
DECEMBER 31, 2007

	Page
Facing Page	-
Audit Report	1
Statement of Financial Position	2
Statement of Income (Loss)	3
Statement of Cash Flows	4
Statement of Changes in Stockholder's Equity	5
Notes to Financial Statements	6-7
Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the SEC	8
Report on Internal Control Required by Securities Exchange Commission (SEC) Rule 17a-5	9-10
Computation of Net Capital under Rule 15c3-1 of the SEC	11

Walton, O'Sullivan Roccamo
DiMaggio & Company, P.C.
Certified Public Accountants

To the Board of Directors
N. Hahn and Co., Inc.
New York, New York

We have audited the accompanying statement of financial position of N. Hahn and Co., Inc. as of December 31st, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N. Hahn and Co., Inc. as of December 31st, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page Eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary and required by rule 17a-5 of the Securities Exchange Act of 1934. such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walton, Roccamo & DiMaggio, CPA's, P.C.
Bronx, New York
February 27, 2008

3606 East Tremont Ave., Bronx, New York 10465 • 718.409.6490 • Fax: 718.409.6525
info@WORDCPAs.com • www.WORDCPAs.com

N. HAHN AND CO., INC.
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2007

ASSETS

Current Assets		
Cash and Cash Equivalents	$ 57,176	
Total Current Assets		$ 57,176
Investments (Note 2D)		5,265
Furniture and Equipment, Net of ($3,160) Accumulated Depreciation (Note 2B)		-0-
TOTAL ASSETS		$ 62,441

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts Payable	$ 567	
Payroll Taxes Payable	56	
Corporate Taxes Payable	4,214	
Total Liabilities		$ 4,837
Stockholder's Equity		
Capital Stock and Paid-In Capital	$ 6,150	
Retained Earnings	51,454	
Total Stockholder's Equity		$ 57,604
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 62,441

Footnotes are an integral part of these financial statements

N. HAHN AND CO., INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues		
Service Fees	$ 200,445	
Rebate (Note 3)	35,000	
Dividend Income	1,748	
Interest Income	33	
Reimbursed Expenses	2,110	
Total Revenue		$ 239,336
Expenses		
Salaries	$ 52,000	
Payroll Taxes	4,147	
Business Development	10,186	
Licenses and Permits	5,504	
Rent	18,900	
Telephone	5,397	
Professional Fees	1,000	
Professional Development	3,269	
Travel	4,855	
Entertainment	473	
Insurance	5,594	
Dues and Subscriptions	6,478	
Bank Charges	433	
Postage and Delivery	934	
Outside Services	107	
Office Supplies	8,574	
Miscellaneous	99	
Total Expenses		$ 127,950
Income (Loss) Before Income Taxes		$ 111,386
Income Taxes		(10,550)
Net Income (Loss)		$ 100,836

Footnotes are an integral part of these financial statements

N. HAHN AND CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities	
Net Income	$ 100,836
Changes in Current Operating Items:	
Accounts Payable	(29)
Payroll Taxes Payable	(1,345)
Corporate Taxes Payable	2,170
Net Cash Provided by Operating Activities	$ 101,632
Cash Flows from Financing Activities	
Distributions to Shareholders	(75,849)
Net Increase in Cash and Cash Equivalents	25,783
Cash and Cash Equivalents, January 1, 2007	31,393
Cash and Cash Equivalents, December 31, 2007	$ 57,176

Footnotes are an integral part of these financial statements

N. HAHN AND CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2007

Balances at January 1, 2007	$ 32,617
Net Income	100,836
Distributions to Shareholders	(75,849)
Balance at December 31, 2007	$ 57,604

Footnotes are an integral part of these financial statements

N. HAHN AND CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 – Organization

N. Hahn and Co., Inc. provides investment banking services. It is a New York corporation formed on January 6th, 1998 and it reports the results of its operations on a calendar year basis. N. Hahn and Co., Inc. elected "S" corporation status effective January 1st, 1999.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

A. Principles of Accounting:

The financial statements have been prepared on the accrual basis of accounting.

B. Furniture and Equipment:

The corporation has elected to capitalize as fixed assets certain equipment and office furnishings used in the business. The items so treated are those of significant cost that have a useful life of more than one year. For statement purposes and tax reporting purposes, Management expensed the cost of these assets in 1999 under Internal Revenue Code Section 179.

C. Income Taxes:

The corporation is not required to pay corporate-level tax on its earnings, except to New York City, which does not recognize "S" corporations. Rather, items of income, loss gains and deductions pass through to be reported on the shareholder's personal income tax returns.

D. Investments:

During 2000, NASD members such as the corporation were invited to purchase equity through two separate placements of NASDAQ securities. The corporation subscribed for 200 shares, paying $2,200.00. The corporation later in 2000 purchased warrants for an

additional $1,400.00. Finally, in 2006 the corporation invested an additional $1,600.00 for a total investment of $5,200.00. These holdings are not readily marketable and are thus not carried as current assets on the corporation's Statement of Financial Condition.

The corporation owns 1.064 shares of Johnson & Johnson common stock in a Dividend Re-Investment Plan as of December 31, 2007. Its basis in that share is $65; its market value is $71.

E. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

F. Cash and Cash Equivalents:

For purposes of the statement of cash flows, N. Hahn and Co., Inc. considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

G. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007 the Company had net capital of $51,381, which was $46,381 in excess of its required net capital of $5,000.00. The Company's net capital ratio was .10 to 1.

Note 3 – Extraordinary Income:

In 2007, the corporation received a $35,000 Member rebate payment from FINRA. This is a non-recurring item and thus listed separately in the Revenues section of the Statement of Income (Loss).

Walton, O'Sullivan Roccamo
DiMaggio & Company, P.C.
Certified Public Accountants



Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
N. Hahn and Co., Inc.

We have audited the accompanying financial statements of N. Hahn and Co., Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 27th, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walton, Roccamo & DiMaggio, CPA's, P.C.
Bronx, New York
February 27, 2008

3606 East Tremont Ave., Bronx, New York 10465 • 718.409.6490 • Fax: 718.409.6525
info@WORDCPAs.com • www.WORDCPAs.com

Walton, O'Sullivan Roccamo
DiMaggio & Company, P.C.
Certified Public Accountants

Board of Directors
N. Hahn and Co., Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of N. Hahn and Co., Inc. for the year ended December 31st, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange commission we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15 c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

3606 East Tremont Ave., Bronx, New York 10465 • 718.409.6490 • Fax: 718.409.6525
info@WORDCPAs.com • www.WORDCPAs.com

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31st, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Walton Roccamo DiMaggio

Walton, Roccamo & DiMaggio, CPA's, P.C.
Bronx, New York
February 27, 2008

N. HAHN AND CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHNAGE COMMISSION

Total Ownership Equity from Statement Of Financial condition – Net Capital	$ 57,604
Liabilities subordinated to claims of general Creditors allowable in computation of Net capital	-0-
Total capital and allowable subordinated Liabilities	$ 57,604
Other deductions and/or charges – Non-allowable assets – investment	(5,265)
Net capital before haircuts on Securities positions	52,339
Haircuts on securities positions (JP Morgan Prime Money Market Fund at 2%)	(958)
Net Capital	51,381
Less: Minimum dollar net capital requirement Of reporting broker or dealer	(5,000)
Excess Net Capital	$ 46,381

Footnotes are an integral part of these financial statements

Walton, O'Sullivan Roccamo
DiMaggio & Company, P.C.
Certified Public Accountants

Board of Directors
N. Hahn and Co., Inc.
230 Park Avenue
New York, NY 10169

To the Board:

In connection with our audit of your financial statements for which we issued an opinion as part of our audit report dated February 27th, 2008, a schedule reconciling the calculation of audited net capital to your unaudited calculation is required. However, if there are no material differences between the two, then a statement saying as much would suffice.

Our calculation of the audited net capital was equal to your unaudited net capital calculation, both totaling $51,381 as of December 31st, 2007. Thus, there are no differences at all between your calculation and ours.

Walton, Roccamo & DiMaggio

Walton, Roccamo & DiMaggio, CPA's, P.C.
Bronx, New York
February 27, 2008

3606 East Tremont Ave., Bronx, New York 10465 • 718.409.6490 • Fax: 718.409.6525
info@WORDCPAs.com • www.WORDCPAs.com

END